UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMMTOUCH SOFTWARE LTD.
________________________________________________________________________________________________
(Name of Issuer)

ORDINARY SHARES
________________________________________________________________________________________________
(Title of Class Securities)

M25596103
____________________________________
(CUSIP Number)

Gary Davis
c/o Commtouch Inc.
1300 Crittenden Lane, Ste. 103
Mountain View, CA 94043
TEL: 650-864-2000
________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2006
________________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

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CUSIP No. M25596103

1.	NAME OF REPORTING PERSONS Gideon Mantel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,771,554
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,771,554
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,554
12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

Ordinary Shares.

Commmtouch Software Ltd., 1A Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D dated May 31, 2002 filed by the undersigned, relating to the Ordinary Shares par value NI$ 0.05 per share of Commtouch Software Ltd.

Item 2. Identity and Background

(a)     Gideon Mantel

(b)     Commtouch Software Ltd., 1A Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

(c)     CEO and Director of Commtouch Software Ltd., a developer and provider of secure messaging solutions. Commtouch Software Ltd., 1A Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

(d)     No criminal convictions

(e)     Not a party to a civil proceeding for which a judgment was entered

(f)    Israeli.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

N/A

Item 5. Interest in Securities of the Issuer

(a)    2,771,554 Ordinary Shares, constituting 4.5% of the outstanding amount of such class of shares

(b)    2,771,554 Ordinary Shares are subject to the sole power to vote and sole power of disposition of the named individual.

(c)    N/A

(d)    N/A

(e)    March 31, 2006. Note: Due to warrants and options exercises, plus conversions of Series A Preferred Shares, by other individuals during February and March 2006, Mr. Mantel's holdings in the class dropped during this period. The identification of March 31, 2006 as the actual date that the individual's holdings fell below 5% is an approximation only.

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Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the issuer

No change

Item 7.   Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Date: April 26, 2006

/s/ Gideon Mantel
Signature

Gideon Mantel, CEO
Name/ Title

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